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August 9, 2004

SUPPL

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus ~~Corporation~~ Optical Co Ltd
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

On August 2, 2004, the Company filed its First Quarter Financial Results with the Tokyo and Osaka Stock Exchanges without preparing an English translation. We have therefore furnished an English summary of the filing below:

- Japanese-language First Quarter Financial Results for the period commencing April 1, 2004 and ending June 30, 2004, as filed with the Tokyo and Osaka Stock Exchanges on August 2, 2004, which includes:

dw 8/10

1. Notes to the quarterly financial results

2. Summary of first quarter financial results
   (1) Key indices of consolidated financial results
   (2) Key indices of consolidated financial condition

3. Projected results for the year ending March 31, 2005

4. Quarterly consolidated financial statements
   - Quarterly consolidated balance sheets
   - Quarterly consolidated statements of income
   - Quarterly consolidated net sales by segment

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-0202 if you have any questions regarding the attached.

Very truly yours,

Wakako Takatori /pfg

Wakako Takatori

Enclosures